vnu

82-2876

04035453

Addressee

Corporate Communications / Investor Relations

Date	July, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com

SEC MAIL PROCESSING RECEIVED JUL 12 2004 WASH. D.C. 179 SECTION

SUPPL

Dear Madam, dear Sir,

Please find enclosed our new corporate brochure **'Unlocking business knowledge'**, which gives a clear and updated overview of VNU's core activities.

The brochure can also be looked at and downloaded from our website *www.vnu.com*.

We hope that this information will be of use to you.

If you wish to receive extra copies, please contact VNU's Corporate Communications and Investor Relations department in Haarlem, The Netherlands:
telephone number: +31 23 546 36 00, or
e-mail address: vnupr@hq.vnu.com.

With kind regards,
VNU nv

PROCESSED
JUL 16 2004
THOMSON FINANCIAL

dlw 7/14

Rob de Meel
Vice President



Marketing Information

UNLOCKING BUSINESS KNOWLEDGE

WE MEASURE WE ANALYZE WE INFORM WE KNOW WE ANSWER





Media Measurement & Information



Business Information

Directories



ACNielsen


MEDIAWEEK
AccountancyAge
Computable

vnu business media



ims

vnu expositions



Gouden Gids



Nielsen Media Research

SRDS®

vnu business publication

Páginas Amarelas, S.A.

vnu

Spectra intelligent targeting™





vnu exhibitions europe



CLARITAS

Nielsen Entertainment

Golden Pages™

BASES





PERQ/HCI RESEARCH

Nielsen//NetRatings

Gouden Gids Pages d'Or®

vnu advisory services



PAGINI AURII GOLDEN PAGES



VNU: market-leading, branded information businesses

Every day, in all corners of the world, business professionals turn to VNU for vital information, analysis and knowledge about their customers and markets.

We help these professionals make better decisions and take more effective actions, increasing the revenues, efficiency and profitability of their businesses.

We hold industry-leading positions in marketing, media and entertainment information services, business publications, trade shows and directory publishing.

Our businesses are characterized by long-term client relationships and recession-resilient services that are essential to our clients' day-to-day activities and growth prospects.



Marketing Information

We are the world's leading provider of marketing information and analysis. We measure retail sales of consumer packaged goods and study consumer attitudes and behavior to give our clients a competitive advantage in today's fast-moving, complex marketplace. This essential knowledge helps clients improve brand performance, develop and launch new products and identify new marketing opportunities.



Media Measurement & Information

We are the world's leading provider of media and entertainment information. We measure audiences for television, motion pictures, radio, print, the Internet, and other major media. In advertising, we monitor both expenditures and creative content and we track CD, video, DVD and book sales. Using this wealth of information, our software and solutions help media owners, agencies, advertisers and retailers plan and optimize their marketing activities.



Business Information

Through our publishing and trade show units, we deliver news and vital information to help busy professionals stay on top of industry issues and make critical business connections. We offer more than 140 print publications, 150 trade shows and other business events and numerous websites, each targeted to specific industry groups.



Directories

Our telephone and yellow pages directories help businesses of all types and sizes connect with customers. Published in seven countries, our more than 125 directories are available in print, online and in mobile formats, giving millions of people access to their local marketplace. Presently we are exploring strategic options for this group, including a possible sale.

Groups and businesses

Strong and growing, VNU's groups and businesses form an exceptional platform for future development. The wide scope of our information resources and professional expertise provide important opportunities to create innovative services and to reach out to new industries.

Our 38,000 people are working together to integrate related information and combine their capabilities. Our goals are to substantially raise the value we deliver to clients, streamline our internal operations and accelerate our long-term growth. In 2003, total revenues amounted to 3.9 billion euro / 4.3 billion US dollar.

VNU is listed on the Euronext Amsterdam stock exchange and part of the AEX index of leading Netherlands-based stocks.

Share price development

- VNU
- AEX (rebased)
- DJ Euro Media (rebased)



x EUR 1
60
50
40
30
20
10
2001
2002
2003

Distribution of VNU shares

- North America
- UK / Ireland
- The Netherlands
- Continental Europe
- Undisclosed



2003
17.0%
25.8%
17.8%
26.4%

MEASURE WE ANALYZE WE INFORM WE KNOW WE ANSWER

Countries & Coverage



Austria
Belgium
Bulgaria
Cyprus
Czech Republic
Denmark
Finland
France
Germany
Greece
Hungary
Ireland
Italy
Luxembourg
The Netherlands
Norway
Poland
Portugal
Romania
Slovakia
Slovenia
Spain
Sweden
Switzerland
Turkey
United Kingdom

Canada
Mexico
United States

Costa Rica
El Salvador
Guatemala
Honduras
Nicaragua
Panama
Puerto Rico

Argentina
Brazil
Chile
Colombia
Ecuador
Paraguay
Peru
Uruguay

COUNTRIES AND COVERAGE

Country where VNU is active

Marketing Information

Media Measurement & Information

Business Information

Directories

TOP 10 COUNTRIES

Country	Total revenues x EUR million	Number of employees
United States	1,814	11,332
The Netherlands	258	1,250
United Kingdom	240	1,632
Belgium	224	812
Germany	126	877
France	118	762
Portugal	104	641
Canada	97	1,016
Ireland	78	368
Italy	75	662


VNU is headquartered in Haarlem, The Netherlands and New York, USA
Armenia
Azerbaijan
Belarus
Croatia
Estonia
Georgia
Kazakhstan
Latvia
Lithuania
Russia
Ukraine
Bahrain
Egypt
Israel
Jordan
Kuwait
Lebanon
Oman
Pakistan
Qatar
Saudi Arabia
United Arab Emirates
Algeria
Cameroon
Ghana
Ivory Coast
Kenya
Morocco
Nigeria
South Africa
Tanzania
Tunesia
Uganda
Australia
Bangladesh
China
India
Indonesia
Japan
Malaysia
Nepal
New Zealand
Philippines
Singapore
South Korea
Sri Lanka
Taiwan
Thailand
Vietnam

GEOGRAPHICAL BREAKDOWN


otal revenues
8%
40%
52%
Operating income
5%
45%
50%
Americas
Europe, Middle East and Africa
Asia Pacific



Corporate Governance

VNU is an incorporated company and is managed by an Executive Board under the supervision of a Supervisory Board. The Executive Board is responsible for strategy, portfolio policy, allocation of human resources and other means, and monitors the execution of VNU's policies. In performing its supervisory role, the Supervisory Board considers the interest of all parties involved in the company. The Supervisory Board submits the company's financial statements to the General Meeting of Shareholders.

Corporate governance addresses the management of the company, its supervision and the accountability to shareholders and other stakeholders. VNU deems an adequate application of corporate governance to be in the interest of the company and all its stakeholders. In 2003, a new corporate Governance Code was drawn up in The Netherlands. This Code is based on the principle that a company is a long-term form of collaboration between the various parties involved. VNU is positively disposed towards this Code and intends to comply with all principles and to comply with nearly all its best practice provisions.

Sustainability

A strong belief in sustainability is the cornerstone of VNU's corporate philosophy. We aim to achieve commercial success while honoring ethical values and respecting people, communities and the natural environment.

We are convinced that responsible corporate behavior will have a positive impact on the long-term financial performance. It naturally leads to reduced operating costs, a better reputation, higher client loyalty and an increased ability to attract and retain employees.

With operations in more than 350 communities in some 100 countries, VNU is very much a part of society and we realize that public acceptance of our activities is necessary for our long-term success.

VNU embraces the stakeholder approach. When we make important business decisions, we try to balance the interests of our various stakeholders: shareholders, employees, clients, suppliers, regulators, the financial community, governments, non-governmental organizations, the media and the local communities where we operate.

Our Business Principles, which can be found on www.vnu.com, detail our commitment to sustainability and encourage all employees to actively embrace our corporate responsibility.

Our initial sustainability efforts have already received outside recognition. VNU has been selected as an index component of both the Dow Jones Sustainability World Index (DJSI) and the Dow Jones STOXX Sustainability Index (DJSI STOXX) in the years 2002 and 2003. However, we are aware that we still have much to do. The focus will be on the triple bottom line (People, Planet and Profit) and more specifically on topics such as business integrity, privacy, client satisfaction, employee satisfaction, purchasing policy, health and safety, energy consumption and community investment.













Our People

VNU believes in the fundamental dignity and value of each individual. We do not discriminate and have a strong commitment to maintain a working environment free of bias, in which any form of harassment is unacceptable. VNU demands honesty and integrity in all aspects of business, both internally and externally.

The company has some 38,000 employees. Among our top 500 managers, approximately 40 nationalities are represented. Women account for 52% of all employees. The percentage of women in our current top 500 is 20%, while the percentage of women in our leadership programs for high potentials is 38%.

All people portrayed on this page are VNU employees, working on locations all over the world. Like their colleagues, these teams use their creativity, expertise and efforts developing new initiatives to bring extra value to our marketplaces.

Key figures

Marketing Information

Total revenues share
EUR 1,765 MILLION = 46%



Operating income share
EUR 193 MILLION = 28%



Full-time employees
24,699 EMPLOYEES = 65%



Media Measurement & Information

Total revenues share
EUR 929 MILLION = 24%



Operating income share
EUR 197 MILLION = 28%



Full-time employees
8,374 EMPLOYEES = 22%



Business Information

Total revenues share
EUR 636 MILLION = 17%



Operating income share
EUR 95 MILLION = 14%



Full-time employees
2,612 EMPLOYEES = 7%



Directories

Total revenues share
EUR 492 MILLION = 13%



Operating income share
EUR 211 MILLION = 30%



Full-time employees
2,204 EMPLOYEES = 6%





We offer insight in consumer behavior

- market share
- promotional effectiveness
- shopping preferences
- pricing
- revenues per outlet
- brand loyalty

Marketing Information

All about today's global consumers

It is a key moment – the point at which a consumer reaches out to a store shelf and adds a product to his or her shopping basket. Manufacturers and retailers of fast-moving consumer goods spend enormous sums each year on marketing and sales campaigns to influence these small, but crucial choices. VNU Marketing Information helps these clients increase their return on investment by providing a greater understanding of their markets and consumers.

A cascade of business decisions shapes consumer choices every day. What products are targeted at which groups of consumers? How much space should a product get in a store and on what shelves? What type of promotion will be most efficient? VNU provides the facts and the analyses that enable manufacturers and retailers to answer these and many more questions.

Imagine the launch of a new shampoo. The manufacturer can call on the global leader in pre-market testing and forecasting, BASES, for a pre-launch analysis of likely sales. BASES' researchers present the product concept to consumers, measure their responses, evaluate the results against BASES' database of product launches and predict likely sales - all before the manufacturer has committed to a major investment in the new product.



When the green light is given, Market Decisions can help the U.S.-based client conduct live in-store testing of the shampoo in selected markets to decide on the best promotional approach. As the shampoo moves into broad distribution, Spectra makes a vital contribution by helping the client identify consumers most likely to buy the shampoo. Spectra integrates information from various sources to classify consumers according to their demographic characteristics, purchasing habits and shopping preferences.

Once the new shampoo is established, ACNielsen steps in with many services that manufacturers and retailers use to maximize their sales. Working in all major types of stores and across all markets where the shampoo is offered, ACNielsen gathers essential Retail Measurement information at the cash register and in the aisles. Delivered weekly or monthly, this information reveals how the shampoo is performing against competing products and how retailers are pricing, promoting and distributing it in their stores.

In many markets, ACNielsen maintains samples of households where consumers provide comprehensive information about the products they purchase. These Consumer Panel services deliver demographic information about people buying the shampoo and reveal where and when they shop and how much they spend.

ACNielsen can help the client evaluate the trends revealed by these market measurement services and respond with the appropriate marketing and sales activities. Its advanced Modeling & Analytics services integrate ACNielsen data with information from additional sources to support decision-making on critical issues such as pricing, promotions, product mix and media spending.

Finally, ACNielsen's Customized Research services allow the client to obtain vital insights into what consumers think about the shampoo after using it and whether they are willing to buy it again. The research takes place through personal interviews, focus groups and online surveys.

Whatever the product or service, VNU helps clients succeed by providing essential information and analysis at every stage of the marketing cycle.

Main products & services

BASES, Category Business Planner, Claritas ConneXions, Consumer 360, Convenience Track, Enlighten, HispanIQ, Homescan, iMark, InfiNet, IntroTargeter, LifeP$YCLE, Market Decisions, Market*Track, MicroVision, NetDispatch, preBASES, Priceman, PRIZM, Scantrack, Shelf Builder, Spaceman, Spectra Advantage, Strategic Planner, TDLinx

Main client groups

Manufacturers and retailers of fast-moving consumer goods (FMCG), sold through supermarkets, convenience stores, drugstores, gas stations and mass merchandisers. Other industries served include financial services, automotive travel, information technology, telecommunications, utilities, pharmaceutical and related healthcare industries, mail-order companies, charities, durables

Revenues per activity



Retail measurement services	64%
Consumer panel research	8%
Customized research	16%
Other services	12%

Revenues per region



Americas	49%
Europe, Middle East, Africa	37%
Asia Pacific	14%

We offer insight in media choices

- viewing habits
- cinema ticket sales
- entertainment information
- internet usage
- advertising expenditures

Media Measurement & Information

All about media audiences

It is a very simple act, repeated countless times a day. A person turns to television, radio, newspapers, magazines, or the Internet to be informed and entertained - and is bombarded with a flood of commercial messages. What most don't realize is the key role VNU Media Measurement & Information plays in shaping what people see, hear and read.

VNU provides essential information about audiences and advertising that is used to support marketing, promotion, programming and editorial decisions. In many cases, this information serves as the common currency for determining the value of advertising time and space.

VNU is there at every step of the cycle. In a typical scenario, the cycle begins with the publication of a book, a source of new content that spawns multiple products and many opportunities to reach consumers. VNU's Nielsen BookScan service tracks retail sales of the book and helps determine how and where it is sold and marketed. A movie







studio then buys the rights to the book and turns it into a motion picture. Nielsen NRG, a leading Hollywood research and consulting firm, and Nielsen ReelResearch help the studio refine its concept and test the film and its advertising messages with audiences.

When the movie opens, Nielsen EDI, the world's leading provider of box-office information, tracks ticket sales and other information relevant for the marketing and distribution of the movie. At the same time, the movie's soundtrack makes its way into retail music outlets, and Nielsen SoundScan is there to track its sales, in stores and online. Songs from the soundtrack are played on the radio and Nielsen Broadcast Data Systems monitors that airplay in the U.S. and Canada, while Nielsen Media Research measures radio audiences in 12 other countries.

Websites dedicated to promoting and merchandising the book and the movie appear across the Internet. NetRatings, the global authority on Internet audience and advertising measurement, tracks the audiences for those sites. NetRatings is 65% owned by VNU.

After a successful run, the movie leaves the theaters and enters the "aftermarket", where it is sold on DVD and video. Nielsen VideoScan tracks retail sales of the movie and competitive products.

Finally, the movie that started out as a book makes its way to broadcast, cable and satellite television, where hundreds of millions of viewers are waiting to see it. Nielsen Media Research, the leading global provider of TV ratings, measures the size and demographic composition of those television audiences, providing the crucial information advertisers and their agencies need to plan TV ad campaigns, evaluate the effectiveness of their commercial messages and negotiate advertising rates. At the same time, this information gives television companies a powerful tool to establish the value of their airtime and more effectively schedule and promote their programming.

Nielsen Media Research also measures advertising expenditures, placements and creative content in countries representing some 85% of the worldwide advertising market. Another VNU unit, Media Solutions, offers a complete range of information, software, systems and tools for analyzing advertising and audience data and planning media campaigns.

Revenues per activity



Media measurement	73%
Internet measurement	4%
Entertainment information	15%
Media solutions	8%

Revenues per region



Americas	86%
Europe, Middle East, Africa	9%
Asia Pacific	5%

Main products & services

@Plan, Ad Dynamix, Ad*Sentry, Ad*Views, AdEx, AdRelevance, Advertising Information Manager (AIM), Aircheck, CabSat Asia, Creative Dynamix, Journal Ad Review (JAR), LemonAd, Local metered and diary services, Media Index, Media-Chek/APEX, Mediametrie, MediaMix, MediaPix, MegaPanel, Monitor-Plus, Movie*Sentry, Music Control, National and Local Hispanic services, National and Local People Meter services, NetValue, NetViews, Nielsen BDS, Nielsen BookData, Nielsen BookNet, Nielsen BookScan, Nielsen Cinema, Nielsen EDI, Nielsen Entertainment Marketing Solutions (EMS), Nielsen Interactive Entertainment, Nielsen NRG, Nielsen Outdoor, Nielsen ReelResearch, Nielsen SoundScan, Nielsen VideoScan, Nielsen// NetRatings, Panorama, RedSheriff, RxMixMastR, Scarborough Multimedia market reports, SRDS Advertising Source, SRDS Media Planning System, TVPix, WebRF

Main client groups

Advertisers, advertising agencies, media buyers and planners, programmers, government agencies, radio and TV stations, broadcast TV networks, cable networks, cable operators and satellite services, radio broadcasters, book, newspaper and magazine publishers, outdoor advertisers, Internet companies, financial services, motion picture studios and exhibitors, music/video/DVD/ book distributors and retailers, music labels, libraries, video-game retailers and publishers, pharma-ceutical and related healthcare industries, sports teams/leagues



We offer insight in business and trade

- latest news
- need-to-know information
- industry expertise
- b-t-b contacts

Business Information

Source to industry news and expertise

An American soft drink marketer needs to penetrate the fickle "teen" market through innovative promotions. The CEO of a European IT firm based in The Netherlands wants to introduce a new software package across Europe. She needs a solid marketing plan and specialized personnel. Both these sophisticated business professionals look to VNU for help. Through an integrated, multi-channel approach – in print, online and at trade shows – we offer readers, advertisers, attendees and exhibitors in the U.S., Europe, Brazil and China the industry news, insights and connections they need to gain a competitive edge in their markets.

The American soft drink marketer interacts with VNU Business Media in many ways. For instance, a subscription to VNU Business Publications USA titles such as Beverage Aisle and Beverage World provides the latest on marketing and retailing trends. Retail Merchandiser and Convenience Store News are "must reads" to keep pace with the overall retail environment. Brandweek and Adweek are excellent sources for the latest brand management strategies and tools. Billboard keeps marketers abreast of licensing deals, musical tours and related sponsorship

Revenues per activity



■ Advertising	45%
□ Trade shows	31%
□ Circulation & other	24%

Revenues per region



■ Americas	62%
□ Europe	38%

opportunities – a key element of any soft drink marketer's promotion plan.

The websites related to these titles, offered through VNU eMedia & Information Marketing provide information on these markets 24 hours a day, seven days a week. Regular attendance at industry conferences, such as the Beverage Retailing Summit, offers excellent networking and sales environments for attendees and exhibitors. The soft drink marketer might also attend the VNU What Teens Want conference, sponsored by Billboard, The Hollywood Reporter and the Adweek group. Armed with this knowledge, the marketing executive then comes to VNU to help build an integrated, business-to-business marketing campaign that reaches retailers via many of the same print, online and face-to-face media.

VNU Business Media Europe allows the CEO of the European IT firm to keep abreast of all essential developments in her markets. To gauge the market for a decision about a new product launch, the pan-European VNUNet technology websites provide her with "need-to-know" information, as do the daily email newsletters and various print and electronic magazines such as the leading weeklies Computing, Computable, Datanews and number one monthlies Personal Computer World, PCM, SVM and PC Professionell. She can advertise her job openings in the Intermediair weekly newspaper, part of a recruitment program that also benefits from VNU's targeted databases and online recruitment tools. When it comes to advertising the new product, VNU Business Media Europe offers integrated marketing solutions for planning and delivering the campaign and measuring its results. Across Europe, VNU's conferences, such as Online Information, along with our other events, web-seminars and exhibitions offer powerful face-to-face platforms to test the market for the new software package among professionals.

Whatever industry you're in, chances are that VNU offers the professional journals, trade shows, conferences, and online information you need to keep up with the latest industry developments, gain insights into your markets and competitors, stay in touch with your peers and reach key business-to-business decision-makers with your advertising and sales messages.

Main products & services

Magazines:
Accountancy Age, Adweek, Billboard, Bookseller, Brandweek, Business Travel News, Computable, Computer Idea, Computeractive, Computing, Convenience Store News, CRN, Datanews, The Hollywood Reporter, Intermediair, IT Week, Management Team, Mediaweek, Meeting News, National Jeweler, PC Actual, PC Direkt, PC Expert, PC Magazine, PC Professionell, Personal Computer Magazine, Personal Computer World, Photo District News, Progressive Grocer, Restaurant Business, Successful Meetings, SVM, VNUNet
Trade shows:
ASD/AMD, BIAS, Bouwbeurs, Couture Jewelry, GlobalShop, Hospitality Design, JA Jewelry Show, Kitchen/Bath Industry Show, Online, Outdoor Retailer, Trademart, VIV

Main client groups

Professionals and advertisers in marketing, media, entertainment, arts, retail, jewelry, sports, incentives, training, music, literary, film, performing arts, travel, real estate, design, food & beverage, information technology, career, management, finance, engineering, marketing, construction, chemical industry, agro & food technology


ADWEEK
AccountancyAge
Computable
Fantastic



Directories

Every home and business within reach

- contact information
- door-to-door distribution
- purchase decisions
- quick and easy access

What do a Belgian restaurant owner, a Dutch electrician and an Irish software developer have in common? Most likely, they are all users of, and advertisers with VNU World Directories. These clients know that whether it is a tourist looking for a good meal, a homeowner planning to rebuild a kitchen or a small business owner in need of computer programming help, VNU World Directories puts "must-have" contact information directly into the hands of people who are looking to buy their products and services.

VNU World Directories offers a variety of directory formats in Belgium, The Netherlands, Ireland, Portugal, Romania, Puerto Rico and South Africa. The most recognized directories are the traditional, printed publications with yellow pages for business advertisements, marketed under such leading names as Golden Pages, Gouden Gids, Pages d'Or, Páginas Amarelas and Pagini Aurii. These classified directories, combined with the alphabetical listings found in corresponding "White Pages" telephone books, serve as the critical link between people, neighborhoods and businesses, millions of times each day.

In today's digital world, however, directory information needs to be available to users when, where and how they want it. So, VNU World Directories offers an array of media platforms for accessing information – from web sites and cd-roms to mobile phones, digital assistants and operator-assisted audio services. These platforms provide directory advertisers with a variety of channels to reach their existing and potential customers, while offering directory users the kind of quick and easy access which fits their needs.

Electronic formats, particularly the Internet, are transforming the way directory information is organized by VNU World Directories, as well as the way it is offered by advertisers and looked up by users. For example, a large manufacturing business in Ireland needs a fresh website to reflect

Revenues per activity



Printed Yellow Pages	75%
Printed White Pages	13%
Online & other	12%

Revenues per region



Belgium	40%
The Netherlands	27%
Portugal	19%
Ireland	13%
Romania	1%

its product line. Using a traditional printed Yellow Pages book, one would need to know the exact category ("Internet Services") to find a complete listing and relevant information might be spread over more than one section. With the flexibility and power of the Internet, however, the user simply types the keyword "website design" in the search function of www.goldenpages.ie (the Irish website of VNU World Directories) and a wealth of relevant information instantly shows up on his computer screen.

The success of this multi-format, instant access approach can be seen by the very high loyalty of VNU World Directories' advertisers. In fact, on average 80% renew every year. To these clients, VNU World Directories is an indispensable, direct connection to business success.

Main products & services

Golden Pages, Gouden Gids, Pages d'Or, Páginas Amarelas, Pagini Aurii

Main client groups

Advertisers with small and medium-sized businesses



20
Gouden Gids
't Gooi
13
Gouden Gids
Regio Breda
22A
Gouden Gids
Regio Amsterdam
cingular
WIRELESS
Golden Pages
AREA
01
2003
01 Phone Book
2003
Golden Pages
02
2003
02 Phone Book
2003
Golden Pages
06 Phone Book
2003

...arketing Information | Media Measurement & Information | Business Information | Directories

classified directories

...nv | Ceylonpoort 5-25
...AA Haarlem
...Netherlands

General Contact
telephone +31 23 546 34 63
email webeditor@hq.vnu.com

...U, Inc. | 770 Broadway
...w York, NY 10003-9595
...SA

Investor Relations
telephone +31 23 546 36 00
email ir.info@hq.vnu.com

...ore about us at www.vnu.com

Press and Media Relations
...ephone +31 23 546 36 00
...mail vnupr@hq.vnu.com